EXHIBIT 99.1

China Lodging Group, Limited (HTHT) Announces Its Preliminary Results for Hotel Operation in the Third Quarter of 2015

SHANGHAI, China, Oct. 14, 2015 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operation in the third quarter ended September 30, 2015.

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed (1)	Net added	As of	Net added	As of
	in Q3 2015	in Q3 2015	in Q3 2015	September 30, 2015	in Q3 2015	September 30, 2015
Leased hotels	5	(2)	3	619	626	75,384
Manachised and franchised hotels	221	(20)	201	1,969	17,106	188,692
Total	226	(22)	204	2,588	17,732	264,076
(1) Reasons for closures include contract expiration, brand consolidation, urban rezoning and others.

Number of hotels in pipeline as of September 30, 2015
Leased hotels	16
Manachised and franchised hotels	680
Total	696

Operating Metrics

	For the quarter ended
	September 30,	June 30,	September 30,
	2014	2015	2015
Occupancy rate (as a percentage)
Leased hotels	93%	87%	91%
Manachised hotels	92%	85%	89%
Franchised hotels	N/A	74%	73%
Blended	93%	86%	89%
Average daily room rate (in RMB)
Leased hotels	198	201	207
Manachised hotels	180	172	179
Franchised hotels	N/A	171	187
Blended	187	181	188
RevPAR (in RMB)
Leased hotels	184	176	188
Manachised hotels	166	146	159
Franchised hotels	N/A	126	137
Blended	173	156	167

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	September 30,		yoy
	2014	2015	change
Total	1,493	1,493
Leased hotels	561	561
Manachised and franchised hotels	932	932
Occupancy rate (as a percentage)	95%	91%	-3.2%
Average daily room rate (in RMB)	189	190	0.3%
RevPAR (in RMB)	179	173	-3.0%

Business Update by Segment

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q3 2015	September 30, 2015
Economy hotels	169	2,317
HanTing Hotel	98	1,934
Leased hotels	(1)	501
Manachised hotels	99	1,433
Hi Inn	36	267
Leased hotels	--	39
Manachised hotels	29	215
Franchised hotels	7	13
Elan Hotel	35	116
Manachised hotels	31	102
Franchised hotels	4	14
Midscale and upscale hotels	35	271
JI Hotel	20	165
Leased hotels	6	71
Manachised hotels	14	94
Starway Hotel	15	101
Leased hotels	(2)	5
Manachised hotels	(5)	53
Franchised hotels	22	43
Joya Hotel	--	3
Leased hotels	--	2
Manachised hotels	--	1
Manxin Hotels & Resorts	--	2
Leased hotels	--	1
Manachised hotels	--	1
Total	204	2,588

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	September 30,		September 30,		yoy	September 30,		yoy	September 30,		yoy
	2014	2015	2014	2015	change	2014	2015	change	2014	2015	change
Economy hotels	1,391	1,391	173	165	-4.4%	181	180	-0.7%	95%	92%	-3.5%
Leased hotels	509	509	174	167	-4.2%	185	184	-0.4%	94%	91%	-3.6%
Manachised and franchised hotels	882	882	171	164	-4.5%	179	177	-0.8%	96%	92%	-3.5%
Midscale and upscale hotels	102	102	247	263	6.4%	283	298	5.2%	87%	88%	1.0%
Leased hotels	52	52	272	296	9.1%	304	324	6.5%	90%	92%	2.1%
Manachised and franchised hotels	50	50	214	215	0.2%	252	258	2.3%	85%	83%	-1.7%
Total	1,493	1,493	179	173	-3.0%	189	190	0.3%	95%	91%	-3.2%

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties.Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: Ida Yu
         Sr. Manager of Investor Relations
         Tel: 86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com